

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

July 8, 2016

Roberto Simon
Chief Financial Officer
WEX, Inc.
97 Darling Ave.
South Portland, Maine 04106

> **Re:** **WEX, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 26, 2016**
> **Form 8-K**
> **Filed April 27, 2016**
> **File No. 001-32426**

Dear Mr. Simon:

We have reviewed your June 10, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 26, 2016 letter.

Form 10-K for the Fiscal Year Ended December 31, 2015

Consolidated Statements of Income, page 62

1. We note your response to our prior comment 1 regarding the generation of your finance fees and interest income. We also note your response dated May 13, 2009 to comment five where you stated that "Wright Express is a hybrid — it has both an Article 5 component and an Article 9 component that are integral. Accordingly, the Company believes FSC has reflected interest and dividends appropriately as revenues under Rule 9-04 of S-X." We further note that WEX Bank, a Utah industrial bank, is one of the

significant subsidiaries through which you conduct your operations. Revise your future filings to break out your finance fees and interest income each separately on the face of your Statements of Income as required by Rule 5-03 and Rule 9-04 of Regulation S-X and revise your Management's Discussion and Analysis section (MD&A) accordingly. To the extent you believe and are able to support that your interest income is immaterial to your results of operations for separate presentation on the face of your income statement, revise your future filings to separately disclose the amount of interest income in your footnotes and MD&A. Please note Article 9 does not provide the 10% threshold.

2.   In light of your response to the above comment and in order to provide the readers with a better means to evaluate the extent to which your revenue streams are a function of credit extension and to evaluate the trends experienced in these revenue streams between periods, please revise your future filings to address the following pursuant to Item 303(a)(3) of Regulation S-K, Section III.B of SEC Release No. 33-8350 and Section III.D of SEC Release No. 33-6835:

- Revise your MD&A in future filings to separately quantify the various revenue streams you characterize as finance fees, including the amount of factoring revenue and late fees, for each period presented. To the extent there are other revenue streams included in finance fees, identify the stream, describe the basis for computation, and provide quantification.
- You disclose on page 35 that "Late fee revenue can also be impacted by changes in (i) late fee rates and (ii) increases or decreases in the number of customers with overdue balances." Revise your MD&A in future filings to quantify the amount of increase or decrease in late fees due to each of these factors. Similarly, revise your MD&A in future filings to separately quantify the amount of payment processing fees that are based on a percentage of aggregate dollar amount versus the fees that are a fixed amount per transaction for each period presented.
- Tell us whether you track customer receivables that were collected within the original 30 day contractual term and use that as a key metric to manage your business. In such case, revise your future filings to quantify the percentage of such customer receivables for each period presented.
- Revise your future filings to discuss how you set late fee rates and how you determine when to change late fees. Disclose the range of late fee rates charged during each of the periods presented as well as the weighted average late fee rate for each period.

Notes to Consolidated Financial Statements

Note 5 – Accounts Receivable and Reserves for Credit Losses, page 78

3.   We noted your response to our prior comment 2 that you do have other types of receivables that are considered immaterial to the overall financial results. Tell us the basis for your immateriality conclusion and whether they are considered to be immaterial

to the segment or the company on a consolidated basis. Tell us whether you had any troubled debt restructurings pursuant to ASC 310-40-15 during the periods presented and if so, provide us with the amounts and nature of the modifications.

4.   In order to provide the readers a better understanding of your receivable and fee modification programs for customers that are exhibiting financial difficulties, please revise your MD&A in future filings to address the following:

- Discuss all your receivable and fee modification programs where a concession is granted to a customer for economic or legal reasons related to the customer's financial difficulties, including those excluded from ASC 310-40-14 due to the nature of the receivable.
- Clearly identify the type of modifications made and provide separate quantification of the modifications by type for each period presented. To the extent you believe that such modifications are not material, provide us with the amount of modifications by type in your response.
- Discuss the trends in modifications granted between periods.

Note 17 – Non-Controlling Interest, page 99

5.   We noted your response to our prior comment 3 regarding the noncontrolling interests in UNIK (the "NCI"). Please elaborate in your response on the original terms including the exercise period and how the exercise price should be determined for the put and call, respectively. We remind you of the disclosure requirements under ASC 480-10-S99-3A paragraph 24. Further, please respond to the following:

- We noted your response that UNIK had been generating operating losses so that you considered the NCI were not probable to be redeemed until Q3 2015. Tell us prior to Q3 2015, whether the milestones for the put to become exercisable had ever been met. Elaborate on how you concluded the NCI were not probable to be redeemed even though the redemption contingency had not actually been met, i.e., not currently redeemable and not probable to be redeemed. Tell us prior to Q3 2015, whether the redemption price based on the original purchase agreement would have been higher or lower than the then carrying value of the NCI after attributing income or loss of UNIK under ASC 810-10.
- We noted in your response that the redemption value used for booking the accretion in Q3 2015 was determined using the updated forecasted EBITDA. We also noted on page 66 of your 2012 10-K that pricing for both the call and put options were based upon multiples of UNIK's trailing twelve month EBITDA. Tell us why the forecasted EBITDA instead of the trailing twelve month EBITDA was used in the calculation of redemption price when you acquired the NCI.
- Tell us at the time of your re-negotiating the call price with the sellers in Q3 2015, whether the original call was exercisable and whether the original call exercise price

was higher or lower than the re-negotiated call price. Explain the excess of the re-negotiated call price over the original call price, if any.

Note 23 – Segment Information, page 106

6.   We note you broke out payment processing revenue and other revenue for certain segments in your MD&A. Tell us how you considered the disclosure requirement under ASC 280-10-50-40, whether and why you believe payment processing and other services such as financing and factoring are considered a similar group of services.

Form 8-K filed April 27, 2016

Exhibits 99.1 and 99.2

7.   We noted your response to our prior comment 5 that management evaluates the Company's performance on an FX and PPG adjusted ANI basis. Please tell us whether either or both of "FX and PPG adjusted revenue" and "Adjusted net income attributable to WEX Inc., with net FX and PPG/hedge adjustments" are used by your chief operating decision maker for making decisions about allocating resources to the segments and assessing their performances. If this is the case, tell us how you considered ASC 280-10-50-27 to 50-29.

8.   Please revise your future filings to exclude financial measures adjusted for PPG within your non-GAAP measure. We refer you to Questions 100.01 of our Compliance and Disclosure Interpretations ("C&DI") available at http://sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

You may contact Mengyao Lu at (202) 551-7271 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3226 with any other questions.

Sincerely,

/s/ Craig D. Wilson

Craig D. Wilson
Sr. Asst. Chief Accountant
Office of Information Technologies
and Services